Macleod Dixon LLP
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[redacted]

07023035

File No. 179667

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

April 23, 2007

SUPPL

SEC MAIL RECEIVED PROCESSING
APR 2 4 2007
WASH, D.C. 185 SEC

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copy of the Company's Press Release dated April 17, 2007 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

PROCESSED
MAY 0 3 2007
THOMSON FINANCIAL

Jennifer K. Kennedy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

Connacher
OIL AND GAS LIMITED

PRESS RELEASE **April 17, 2007**

CONNACHER ANNOUNCES BOUGHT DEAL EQUITY FINANCING

Connacher Oil and Gas Limited ("Connacher") (TSX:CLL) announces that it has entered into an agreement to sell, on a bought-deal basis, 5,714,300 flow-through common shares ("Flow-Through Shares") at $5.25 per share and 4,819,300 common shares ("Common Shares") at $4.15 per Common Share to a syndicate of underwriters led by GMP Securities L.P. and including Orion Securities Inc., Raymond James Ltd., HSBC Securities (Canada) Inc., Dominick & Dominick Securities Inc., Jennings Capital Inc. and Desjardins Securities Ltd. (collectively, the "Underwriters"). The offering will raise aggregate gross proceeds of $50,000,170. Connacher has also granted the Underwriters an over-allotment option, exercisable in whole or in part for a period of 30 days following closing, to purchase up to an additional 857,200 Flow-Through Shares and 722,900 Common Shares at the same offering prices indicated above. If the over-allotment option is fully exercised, the total gross proceeds to Connacher will be $57,500,505. Closing is expected to occur on or about May 9, 2007.

The net proceeds of the offering of Flow-Through Shares will be used to incur eligible Canadian exploration expenses, which will be renounced in favour of the purchasers for the 2007 taxation year. The net proceeds of the Common Share offering will be used for working capital and general corporate purposes.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or applicable exemption from the registration requirements.

Connacher is a Calgary-based oil and natural gas exploration and production company. Its principal asset is its 100 percent interest in reserves, resources and lands in the Great Divide regions of Alberta's oil sands. Connacher also has conventional crude oil and natural gas properties in Alberta and Saskatchewan, owns a 9,500 bbl/d refinery in Great Falls, Montana and owns a 26 percent basic and fully-diluted interest in, and assists in the management of, Petrolifera Petroleum Limited. This investment has a current market value in excess of $200 million.

Forward-Looking Statements: Certain information regarding the Company in this news release constitute forward-looking statements within the meaning of applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and

resource estimates; the uncertainty of estimates and projections in relation to production, costs and expense and health, safety and environmental risks), risks associated with construction and commencement of first production, the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with geological interpretations and risks relating to securing required approvals and consents to proceed with future development opportunities. Additional risks and uncertainties are described in the Company's Annual Information Form which is filed on SEDAR at www.sedar.com. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

FOR FURTHER INFORMATION PLEASE CONTACT:

Connacher Oil and Gas Limited
Richard A Gusella
President and Chief Executive Officer
(403) 538-6201
(403) 538-6225 (FAX)
inquiries@connacheroil.com
www.connacheroil.com

END